UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR SECOND QUARTER 2019 AND OTHER CORPORATE ACTIONS

Panama City, Republic of Panama, July 19, 2019 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”), announced today that its Board of Directors (the “Board”), on a meeting held July 16, 2019, approved a quarterly cash dividend of US$0.385 per share corresponding to the second quarter 2019.

The cash dividend is payable August 14, 2019 to the Bank’s stockholders as of July 30, 2019 record date.

As of June 30, 2019, Bladex had 39,602,277.73 shares outstanding of all classes.

Due to the passing of its Director and Chairman, Mr. Gonzalo Menendez Duque on June 29, 2019, the Board appointed Mr. Miguel Heras Castro, as the new Chairman on July 16, 2019.

Mr. Heras has been serving as Director of the Bank, representing Class E shareholders, since 2015 and is a member of the Finance and Business Committee, the Compliance and Anti-Money Laundering Committee and the Risk Policy and Assessment Committee, of which he became the Chairman in 2017.

Also, with the aim of furthering Board’s independence, in line with best market and corporate governance practices, Mr. Natalio Gabriel Tolchinsky has stepped down as Director of the Bank, representing All Classes of shareholders, on July 16, 2019 and will continue to serve the Bank in his capacity as Chief Executive Officer.

The Board has appointed Ms. Isela Costantini as new Director, representing All Classes of shareholders, replacing Mr. Tolchinsky in this capacity for the remainder of the term, which expires on April 2021. Ms. Costantini’s appointment follows a thorough selection process conducted by the Compensation Committee of the Board, which started last year, involving several other candidates.

Ms. Costantini is currently the Chief Executive Officer of GST Financial Services. She also serves in the board of directors of IRSA SA since 2017, San Miguel SA since 2019, and the Food Bank in Argentina since 2015. In addition, she serves as a counsel member of CIPPEC since 2017 and as an advisory board member of Novae since 2019. She has previously served as President and Chief Executive Officer of Aerolineas Argentinas in 2016 and held multiple positions at General Motors, where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay from 2012 to 2015. Ms. Costantini holds a Social Communications Degree, with a Major in Advertising from Pontificia Universidade Catolica do Parana (PUC-PR), Brazil and an MBA, with specialization in Marketing and International Business from Loyola University in Chicago. Her professional expertise in restructuring, marketing and communications, and experience as board member and leadership roles in different entities, qualify her to serve on the Board.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Monica Cosulich - VP, Finance and Investor Relations

E-mail address: ir@bladex.com. Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama